1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

Taiwan Semiconductor Manufacturing Company Limited
For the month of May 2011
This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of May 2011.
1)	The changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of shares	Number of shares
		held as of	held as of
Title	Name	April 30, 2011	May 31, 2011	Changes
Board Director / President New Businesses	Rick Tsai	34,321,046	34,151,046	-170,000
Senior Vice President	Stephen T. Tso	15,435,064	15,245,064	-190,000
Senior Vice President	C. C. Wei	8,336,325	8,183,325	-153,000
Vice President	M. C. Tzeng	7,663,595	7,636,595	-27,000
Senior Vice President & General Counsel	Richard Thurston	1,754,892	1,739,892	-15,000
Vice President	Wei-Jen Lo	2,470,127	2,401,127	-69,000
Vice President	Yuan-Chen Sun	4,904,831	4,844,831	-60,000
Vice President	Y. P. Chin	4,420,823	4,353,823	-67,000
2)	The pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	April 30, 2011	May 31, 2011	Changes
Senior Vice President	Jason C.S. Chen	—	750,000	750,000
3)	The acquisition of assets (in NT$ million):

Description of assets	Amount
Manufacturing Equipment	NT$5,756
Facility and engineering equipment	NT$3,157
4)	The disposition of assets (in NT$ million):

Description of assets	Amount
Manufacturing Equipment	NT$449
Corporate Bonds	NT$517

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 23, 2011	By /s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer